METALLINE MINING COMPANY
                             1330 E. Margaret Avenue
                           Coeur d'Alene, Idaho 83815


                                  June 30, 2006

VIA EDGAR FILING

Mr. Ryan Milne
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

        Re:      Metalline Mining Company
                 Form 10-KSB/A. No. 1 for the Fiscal Year Ended October 31, 2005 Filed May 31, 2006
                 File No. 000-27667

Dear Mr. Milne:

      Metalline Mining Company (the "Company") has transmitted for filing Form 10-KSB/A No. 1 for the fiscal year ended October 31, 2005 pursuant to the Securities Exchange Act of 1934.

      We acknowledge that:

      o should the Commission or the staff, acting pursuant to delegated authority, declare that they do not have further comments, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring that they do not have further comments, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act and under the Exchange Act as they relate to the filing of a Form 10-KSB. We understand that the filing of the Form 10-KSB/A. No. 1 is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

                                                     Respectfully submitted

                                                     METALLINE MINING COMPANY

                                                     /s/ Merlin Bingham

                                                     Merlin Bingham, President